Direct: 608-284-2232

lcry@gklaw.com

July 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	BMO Exchange Traded Funds et al. (File No. 812-14520); Request for

Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:

On behalf of BMO Exchange Traded Funds and BMO Asset Management Inc. (the “Applicants”), we submitted an application (the “Application”) on July 23, 2015, seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The Application, which was intended to be filed with respect to BMO Exchange Traded Funds and BMO Asset Management Corp., was unintentionally filed with respect to BMO Exchange Traded Funds and BMO Asset Management Inc. We are writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application and that the Commission take no further action with respect thereto, so that we may refile the Application with respect to the correct applicants listed.

If you have any questions regarding this matter, please do not hesitate to contact me at 608-284-2232.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Leah Cry

Leah Cry

cc:	Working Group